Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1       Name and Address of Company

Sandspring Resources Ltd. (“Sandspring”)
8000 South Chester Street, Suite 375
Centennial CO, 80112 USA

Item 2       Date of Material Change

September 29, 2011

Item 3       News Release

A news release was disseminated through the facilities of Marketwire and subsequently filed on SEDAR.

Item 4       Summary of Material Change

On September 29, 2011, Sandspring announced the addition of two new members to its Board of Directors (the “Board”): Mr. George Bee and Mr. Suresh Beharry. Concurrently with the new appointments to the Board, Mr. Abraham Drost and Mr. Mark Maier have resigned from the Board. Mr. Drost has also resigned as President of Sandspring.

Item 5       Full Description of Material Change

On September 29, 2011, Sandspring announced the addition of two new members to the Board: Mr. George Bee and Mr. Suresh Beharry. Concurrently with the new appointments to the Board, Mr. Abraham Drost and Mr. Mark Maier have resigned from the Board. Mr. Drost has also resigned as President of Sandspring.

Item 6       Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7       Omitted Information

Not applicable.

Item 8       Executive Officer

Rich Munson, Chief Executive Officer at (720) 854-0104.

Item 9       Date of Report

September 30, 2011